CHINA IMPORTS

15800 Crabbs Branch Way, Ste. 310
Rockville, MD 20855

November 13, 2012

VIA HAND DELIVERY

The Board of Directors
SW China Imports, Inc.
15800 Crabbs Branch Way, Ste. 310
Rockville, MD 20855

Re: Resignation

Dear Fellow Board Members:

I hereby tender my resignation effective immediately to all positions I currently hold at SW China Imports, Inc., including Treasurer, Secretary, and as a Director to the Board of Directors. I request that you accept this request effective immediately.

I make this request because I am not able to allocate enough time to my duties at SW China due to my other business interests and obligations.

I have enjoyed my tenure with SW China and working with everyone involved. I wish everyone success and truly hope my departure does not impact SW China's long-term future.

Very truly yours,

Jae Hwang